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SEC FILE NUMBER
0-26582

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
AMENDED TO CORRECT TITLE OF OFFICER EXECUTING FORM

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
World Air Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

The HLH Building, 101 World Drive

Address of Principal Executive Office (Street and Number)
Peachtree City, Georgia 30269

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
World Air Holdings, Inc., a Delaware corporation (the “Company”), is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 because management requires additional time to complete the preparation of the annual financial statements for 2005 to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and because additional time is required for the Company to complete its assessment of the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, which was also delayed due to the acquisition of North American Airlines, Inc., and the late filings of the quarterly reports referred to in the next sentence. The delay in filing the amended and restated Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, each of which was filed on February 21, 2006, pushed back the closing of the 2005 fourth quarter and year end which has caused delays in closing of the 2006 first quarter. Because the Company first became an accelerated filer in 2005, that year is the first year with respect to which the Company is required to comply with Section 404, which also partially accounts for the additional time required for completion of its assessment of the effectiveness of its internal control over financial reporting.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark McMillin	(770)	632-8215
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the year ended December 31, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of significant increases in operations at World Airways, Inc. and the inclusion of the financial results of North American Airlines, Inc. since its acquisition by the Company on April 27, 2005, the Company expects that revenue for the quarter ended March 31, 2006, will range from $216 million to $221 million compared to $159 million for the quarter ended March 31, 2005. However, this expectation is based upon unaudited preliminary results of operations and is subject to adjustment, as the Company has not yet closed its books for the quarter ended March 31, 2006.

World Air Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ Mark M. McMillin

General Counsel & Corporate Secretary

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).